

taking care of the essentials

03 ... 7:21



03022224

82-4518

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	1 Ma
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD

1 May, 2003

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Blocklisting Six Monthly Return

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Sharesave Scheme

3. Period of return: From **1/11/2002** to **30/04/2003**

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme at end of
   last period

   6,733,772 ORDINARY 5 5/9p

5. Number of shares issued/allotted
   under scheme during period

   6,446,731

6. Balance under scheme not yet issued/allotted
   at end of period

   7,287,041

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

   10,013,517 ORDINARY 5 5/9p 10/05/99
   15,000,000 ORDINARY 5 5/9p 10/05/00
   7,000,000 ORDINARY 5 5/9p 17/05/01
   25,00,000 ORDINARY 5 5/9p 15/05/02
   7,000,000 ORDINARY 5 5/9p 02/12/02

Please confirm total number of shares in issue at the end of the period in order for us to update our records

4,255,181,646 as at 01 May 2003

Contact for Queries:

Name : Philip Davies
Tel: 01753 494 012

Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Executive Share Option Scheme

3. Period of return: From **01/11/2002** to **30/04/2003**

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme at end
   of last period

   1,547,048 ORDINARY 5 5/9p

5. Number of shares issued/allotted
   under scheme during period

   1,371,446

6. Balance under scheme not yet issued/allotted
   at end of period

   731,232

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

   2,489,759 ORDINARY 5 5/9p 10/05/99
   555,630 ORDINARY 5 5/9p 29/04/03

Please confirm total number of shares in issue at the end of the period in order for us to update our records

4,255,181,646 as at 01 May 2003

Contact for Queries:

Name : Philip Davies
Tel: 01753 494 012

Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Share Incentive Plan

3. Period of return: From **02/12/2002** to **30/04/2003**

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme at end
   of last period

   0 ORDINARY 5 5/9p

5. Number of shares issued/allotted
   under scheme during period

   355,790

6. Balance under scheme not yet issued/allotted
   at end of period

   644,210

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

   1,000,000 ORDINARY 5 5/9p 02/12/02

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

4,255,181,646 as at 01 May 2003

Contact for Queries:

Name : Philip Davies
Tel: 01753 494 012

Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD